Exhibit 1.01

Conflict Minerals Report of
Gilat Satellite Networks Ltd.
For The Year Ended December 31, 2013

Introduction

This report is filed by Gilat Satellite Networks Ltd. (herein referred to as “Gilat,” the “Company,”  “we,”  “us,” or “our”) for the year ended December 31, 2013 pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are tin, tantalum, tungsten, and gold (“3TG”).

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the covered countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit the SEC a Conflict Minerals Report (“CMR”) that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that an audit is required only if the CMR describes a product as “DRC conflict free”.

1.	Company Overview

Gilat is a leading global provider of broadband satellite communication and networking products and services.

2.	Products Overview

We design, produce and market very small aperture terminals, or VSATs, Wavestream solid-state power amplifiers, or SSPAs and block up converters, or BUCs, and RaySat Series of low-profile antennas.  VSATs are earth-based terminals that transmit and receive broadband Internet, voice, data and video via satellite.  VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations. Gilat's RaySat series comprises low-profile, in-motion, one-way or two-way antennas for mobile communications-on-the-move (COTM). Compact, aerodynamic and vehicle-mounted, RaySat antennas deliver mission-critical data, voice and video for secure, real-time information flow. Wavestream’s family of Ka, Ku, X-band SSPAs and BUCs provide systems integrators with field-proven, high performance solutions designed for mobile and fixed defense and broadcast satellite communication systems worldwide.

We have a large installed customer base and since 1989 we have shipped more than one million VSAT units to customers in approximately 90 countries on six continents.

The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Gilat has determined that during the 2013 calendar year it manufactured and sub-contracted to manufacture products containing conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.

3.	Supply Chain Overview

Our supply chain is complex. There are multiple tiers between our company and the sources of the 3TG minerals.  Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TG minerals contained in components which are included in our products. The methods we used to try to determine the origin of conflict minerals in our products included:

•	sending letters to our direct suppliers, explaining the rule and referring the suppliers to online training materials and instructions;
•
soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry  Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);

•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and evident inaccurate responses; and
•	sending reminders to suppliers who did not respond to our requests for information.

4.	Reasonable Country of Origin Inquiry (RCOI)

We conducted an analysis of our products and found that the 3TG minerals can be found in our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of Rule 13p-1.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of all the conflict minerals used in our products or identify the facilities used to process those conflict minerals.  We have concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our products.

Due to the breath and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the conflict minerals used in our products. Using our supply chain due diligence processes, driving accountability within the supply chain by utilizing the industry standard Conflict-Free Sourcing Initiative (CFSI)/CFS program, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

5.	Conflict Minerals Status Analysis and Conflict Status conclusion:

Gilat has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our products.

6.	Due diligence Program

6.1	Conflicts Mineral Policy

Gilat has adopted a company policy which is posted on our website at http://www.gilat.com/about-us.

6.2	Due Diligence process

6.2.1.	Design of Our Due Diligence

Our due-diligence process has been designed in conjunction with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten.

Our conflict minerals due diligence process includes the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, and communication with suppliers. We took measures to ensure that the findings of our supply chain risk assessment are reported to designated members of our senior management, including our Chief Executive Officer . We designed our due diligence process to conform in all material respects with these OECD guidelines.

6.2.2.	Record Maintenance

We have established our due diligence compliance process. According to our common practice, we retain relevant documentation for five years or more.

6.3.	Support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing

We support development and implementation of due diligence practices and tools such as the Conflict Minerals Reporting Template designed by EICC/GeSI through our utilization the industry standard of the CFSI and CFS Program.

7.	Identify and assess risk in the supply chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We have contacted over 700 suppliers, which are the direct suppliers for our products that are within the scope of the RCOI.  Of the responses received to date, the suppliers indicated that either they are conflict minerals free or that they are unsure of the origin of the conflict minerals that they supplied to us.

8.	Audit of Supply Chain Due Diligence

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of the other entities in our supply chain. However, we do rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

The vast majority of suppliers from which we requested information indicated in their response that the information provided was at a company or divisional level, therefore, these suppliers did not accurately report which specific facilities or countries were part of the supply chain of the components that were sold to Gilat in the year 2013.

9.	Continuous improvement efforts to mitigate risk

We intend to undertake the following next steps to improve the due diligence process and to gather additional information which will assist us to determine whether  the conflict minerals we utilize benefit armed groups contributing to human rights violations:

►	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals.

►	examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires.

►	attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program.

Caution Concerning Forward-Looking Statements
Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.